SEC
Mail Processing
Section

rEB 2 1 2008

Washington, DC
101



08025373

TES
NGE COMMISSION
Washington, D.C. 20549

19
2/22

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45766

49589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-07___ AND ENDING ___12-31-07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1055 Maitland Center Commons

(No. and Street)

Maitland,   FL   32751
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Covert   407-644-1986
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – if individual, state last, first, middle name)

670 W. Fairbanks Avenue   Winter Park,   FL   32789
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 2 5 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Terry Covert _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Timothy Partners, Ltd. _____ , as

of _____ December 31 _____ , 20 __07__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

NOTARY PUBLIC-STATE OF FLORIDA
Robin Bryant
Commission # DD472441
Expires: NOV. 05, 2009
Bonded Thru Atlantic Bonding Co., Inc.

_____
Signature

Terry Covert
General Counsel
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT

Partners
Timothy Partners, Ltd.

We have audited the accompanying statements of financial condition of Timothy Partners, Ltd. (a limited partnership) as of December 31, 2007 and 2006, and the related statements of income, changes in partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winter Park, Florida
January 18, 2008

1

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 493,982	$ 347,071
Commissions and fees receivable	556,119	486,486
Loan receivable due from president	150,000	150,000
Other receivables	163,967	130,239
Inventory	-	6,169
Prepaid expenses	73,502	57,571
Prepaid fee for Noah Fund purchase	15,588	46,765
Property and equipment, net of accumulated depreciation	507,060	255,867
Deposits	2,200	2,200
Intangible assets, net of accumulated amortization	172,845	183,644
TOTAL ASSETS	$ 2,135,263	$ 1,666,012
LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 606,202	$ 519,396
Distributions payable	10,000	10,000
Total Liabilities	616,202	529,396
PARTNERS' EQUITY	1,519,061	1,136,616
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 2,135,263	$ 1,666,012

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Advisor fees	$ 3,298,286	$ 2,626,959
Commissions	534,474	456,170
Administration fees	120,275	440,602
Service and sponsor fees	143,795	131,406
Interest income	11,362	9,514
Other	249	11,111
TOTAL REVENUES	4,108,441	3,675,762
EXPENSES		
Direct Mutual Fund Expenses		
Outside service fees	67,878	232,111
Sub advisor	1,143,592	900,215
Report printing	4,544	58,581
Blue sky fees	36,767	85,078
Legal and accounting	18,493	48,020
Other	28,691	104,899
Total Direct Mutual Fund Expenses	1,299,965	1,428,904
Advisor Marketing and Overhead Expenses		
Salaries and benefits	968,239	731,026
Marketing costs	349,676	204,008
Registration and filing	23,732	23,335
Depreciation and amortization	36,155	20,786
Fee expense for Noah Fund purchase	31,177	31,177
Occupancy and other	341,993	334,127
Total Advisor Marketing and Overhead Expenses	1,750,972	1,344,459
TOTAL EXPENSES	3,050,937	2,773,363
NET INCOME	$ 1,057,504	$ 902,399

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2007 and 2006

	2007	2006
Partners' Equity, beginning of year	$ 1,136,616	$ 769,083
Net income	1,057,504	902,399
Issuance of additional partnership units	-	-
Distributions/return of partnership capital	(675,059)	(534,866)
Partners' Equity, end of year	$ 1,519,061	$ 1,136,616

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 1,057,504	$ 902,399
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	36,155	20,786
Loss on disposition of assets	-	6,001
Prepaid fee for Noah Fund expensed	31,177	31,177
(Increase) decrease in operating assets		
Commissions and fees receivable	(69,633)	(108,796)
Other receivables	(33,728)	(112,784)
Inventory	6,169	27,270
Prepaid expenses	(15,931)	(26,161)
Deposits	-	985
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	86,806	170,364
Net cash provided by operating activities	1,098,519	911,241
Cash flows from investing activities:		
Purchase of property and equipment	(276,549)	(214,451)
Purchase of intangible assets	-	(53,500)
Loan to president	-	(150,000)
Net cash used by investing activities	(276,549)	(417,951)
Cash flows from financing activities:		
Distributions/return of capital to partners	(675,059)	(534,866)
New cash used by financing activities	(675,059)	(534,866)
Net increase (decrease) in cash	146,911	(41,576)
Cash at beginning of year	347,071	388,647
Cash at end of year	$ 493,982	$ 347,071
Supplemental disclusures of cash flow information:		
(1) Cash paid during the year for :		
Interest	$ -	$ -
Income taxes	$ -	$ -
(2) Non-cash investing and financing activities:		
Distributions to partner accrued, but not paid	$ 10,000	$ 10,000

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Partnership has no cash equivalents at December 31, 2007 and 2006.

Commissions and Fees Receivable

Commissions are recorded on a trade-date basis as securities transactions occur. The Partnership considers commissions and fees receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Inventory

Inventory, which consists of books, is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method.

NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES,
        CONTINUED

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of
from three to twenty-five years using the straight-line method.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore,
is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve
requirements as prescribed in the said rule. Thus, the Partnership is not required to
establish a segregated cash account for the exclusive benefit of customers.

Concentration of Credit Risk

The Partnership maintains its cash balances at a bank and at a mutual fund services
company.   Accounts at the bank are insured by the Federal Deposit Insurance
Corporation up to $100,000. At December 31, 2007 and 2006, the Company's
uninsured cash balances total $407,152 and $278,815, respectively.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting
principles requires management to make estimates and assumptions that affect the
reported amount of assets and liabilities and disclosure of contingent assets and
liabilities at the date of the financial statements and the reported amounts of revenues
and expenses during the reporting period.   Actual results could differ from those
estimates.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the
partnership agreement. No income tax provision is included in the financial statements
since the income or loss is reported by the partners on their respective income tax
returns.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2007 and 2006, consist of the following:

	2007	2006
Underwriting fees receivable	$ 58,301	$ 75,260
Due from related parties (See Note F)	62,802	48,868
Other receivables	42,864	6,111
	$ 163,967	$ 130,239

7

TIMOTHY PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE C – PREPAID FEE FOR NOAH FUND PURCHASE

On June 10, 2005 the Partnership paid a fee of $93,530 for purchase of the Noah Fund. The fee is being expensed over a three year period (See Note G). The unexpensed balance at December 31, 2007 and 2006 is $15,588 and $46,765, respectively.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 and 2006 consist of the following:

	2007	2006
Computer equipment	$ 85,474	$ 68,947
Office equipment	62,979	45,009
Software	24,549	15,188
Office furniture	98,450	65,151
Leasehold improvements	158,103	149,509
Construction in progress-leasehold improvements	190,798	-
	620,353	343,804
Less accumulated depreciation	(113,293)	(87,937)
	$ 507,060	$ 255,867

The Partnership moved to a new building in 2006. The net undepreciated cost of leasehold improvements for the old building is $6,001 and is considered a loss on disposition. In 2007 the Partnership began renovating an additional part of the building it will be renting. These leasehold improvements are considered to be construction in progress and total $190,798 as of December 31, 2007.

Depreciation expense for the years ended December 31, 2007 and 2006 is $25,356 and $12,404, respectively.

NOTE E – INTANGIBLE ASSETS

Intangible assets at December 31, 2007 and 2006 consist of the following:

	2007	2006
Issue cost of additional classes	$ 107,171	$ 107,171
Fund and partnership set-up cost	93,637	93,637
Merrill Lynch set-up fee	50,000	50,000
Custom programming-fund service company	8,166	8,166
Trademark and logo costs	4,400	4,400
	263,374	263,374
Less accumulated amortization	(90,529)	(79,730)
	$ 172,845	$ 183,644

8

TIMOTHY PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE E – INTANGIBLE ASSETS, CONTINUED

Amortization expense for the years ended December 31, 2007 and 2006 is $10,799 and $8,382, respectively.

NOTE F – RELATED PARTY TRANSACTIONS

Effective February 1, 2006 the Partnership began renting suites in a new building. The lessor is related to the Partnership through common ownership. Lease payments for 4 suites are $7,098 per month through January 31, 2007, increasing to $7,498 effective February 1, 2007. An additional suite was rented from April through June 2007 at $2,800 per month and from July through December 2007 at $1,400 per month. The lease agreements are for a period of one year and are renewable annually. Total lease payments for the years ended December 31, 2007 and 2006 are $106,376 and $78,078, respectively.

On January 13, 2006 the Partnership made a loan of $150,000 to the President of the Partnership. The President pays interest quarterly at a rate of 6% and the loan is payable in full on January 13, 2011. Total interest income received on the loan for the years ended December 31, 2007 and 2006 is $9,000 and $6,399, respectively.

The Partnership has receivables due from companies, which are related through common ownership, of $62,802 and $48,868 as of December 31, 2007 and 2006, respectively (See Note B). The receivables are non-interest bearing and have no maturity dates.

In February 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balance of the subscriptions was sold in 2000.

NOTE G – ACQUISITION OF THE NOAH FUND

On June 10, 2005 the Noah Fund Equity Portfolio (the Noah Fund), a separate series of the Noah Investment Group, Inc., was reorganized. In the reorganization, the assets and certain liabilities of the Noah Fund were transferred to the Timothy Plan Large/Mid-Cap Growth Fund (the Timothy Fund), an existing series of the Timothy Plan Trust (the Timothy Plan). The reorganization consisted of:

1. the acquisition by Timothy Plan on behalf of the Timothy Fund of substantially all of the property, assets and goodwill of the Noah Fund in exchange solely for full and fractional shares of beneficial interest, $0.001 par value, of Class A shares of the Timothy Fund;

NOTE G – ACQUISITION OF THE NOAH FUND, CONTINUED

2. the assumption by Timothy Plan on behalf of the Timothy Fund of all of the normal and recognized liabilities of the Noah Fund;

3. the distribution of Timothy Fund shares to the shareholders of the Noah Fund, without the imposition of any sales charges or commissions, according to their respective interests in complete liquidation of the Noah Fund; and

4. the dissolution of the Noah Fund.

Polestar Management Company, Inc. (Polestar) served as investment advisor to the Noah Fund. In consideration for the transfer of the assets, Timothy Partners, Ltd. conveyed to Polestar a non-dilutable partnership interest in Timothy Partners, Ltd. in the amount of $93,530. At the end of three years, if former Noah Fund shareholders redeem more than 30% of their assets, Polestar's partnership interest will be decreased accordingly. The $93,530 partnership interest is considered to represent a prepaid fee to purchase the Noah Fund. The fee is being expensed over a three year period (See Note C).

NOTE H - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership had net capital of $445,820, which was $404,738 in excess of the required net capital of $41,082. The Partnership's ratio of aggregate indebtedness to net capital was 1.38 to 1 at December 31, 2007. At December 31, 2006, the Partnership had net capital of $309,692, which was $274,397 in excess of the required net capital of $35,295. The Partnership's ratio of aggregate indebtedness to net capital was 1.71 to 1 at December 31, 2006.

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

	2007	2006
Total partners' equity	$ 1,519,061	$ 1,136,616
Deductions and/or charges:		
Nonallowable assets:		
Receivables due from broker/dealers	86,505	74,835
Receivables from noncustomers	313,967	198,868
Inventory	-	6,169
Prepaid expenses	73,502	57,571
Prepaid fee for Noah Fund purchase	15,588	46,765
Property and equipment, net	507,060	255,867
Deposits	2,200	2,200
Intangible assets, net	172,845	183,644
	1,171,667	825,919
Net capital before haircuts on securities positions	347,394	310,697
Haircuts on securities	(2,552)	(1,005)
Net capital	$ 344,842	$ 309,692
Aggregate indebtedness:		
Payable to broker/dealers	$ 450,205	$ 382,616
Distributions payable	10,000	10,000
Other accounts payable and accrued costs	155,997	136,780
Total aggregate indebtedness	$ 616,202	$ 529,396
Minimum net capital required	$ 41,080	$ 35,295
Excess net capital	$ 303,762	$ 274,397
Excess net capital at 1,000 percent	$ 283,222	$ 256,752
Ratio: Aggregate indebtedness to net capital	1.79 to 1	1.71 to 1

Reconciliation with company's computation (included
in Part II of Form X-17A-5 as of December 31, 2007
and 2006)

	2007	2006
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 344,848	$ 309,692
Rounding difference	(6)	-
Net capital per above	$ 344,842	$ 309,692



INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

Partners
Timothy Partners, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Company) for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

13

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Timothy Partners, Ltd. for the year ended December 31, 2007, and this report does not affect our report thereon dated January 18, 2008. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Company uses an outside mutual fund servicing organization, thereby providing significant controls over securities and revenue related transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Winter Park, Florida
January 18, 2008



14

